EXHIBIT 12

                    Northwest Natural Gas Company
          Computation of Ratio of Earnings to Fixed Charges
                 January 1, 1991 - December 31, 1995
                                ($000)




                     ---------------Year Ended December 31---------------
                           1991      1992       1993       1994     1995
                           ----      ----       ----       ----     ----
Fixed Charges,
 as defined:
  Interest on
   Long-Term Debt        $21,977    $23,001    $22,578     $21,921    $23,141
  Other Interest           4,266      3,223      1,906       2,473      2,252
  Amortization of Debt
 Discount and Expense        348        511        775         850        882
  Interest Portion
   of Rentals              1,485      1,439      1,701       1,697      1,764
                         -------    -------    -------     -------    -------
  Total Fixed
   Charges, as
   defined               $28,076    $28,174    $26,960     $26,941    $28,039
                         =======    =======    =======     =======    =======

Earnings, as defined:
  Net Income             $14,377    $15,775    $37,647     $35,461    $38,065
  Taxes on Income          2,321      6,951     22,096      20,473     22,120
  Fixed Charges,
   as above               28,076     28,174     26,960      26,941     28,039
                         -------    -------    -------     -------    -------
  Total Earnings,
   as defined            $44,774    $50,900    $86,703     $82,875    $88,224
                         =======    =======    =======     =======    =======
Ratio of Earnings
 to Fixed Charges           1.59       1.81       3.22        3.08       3.15
                            ====       ====       ====        ====       ====